Contact

www.linkedin.com/in/
omarpartida2000 (LinkedIn)
www.radnet.com (Company)
koiosmedical.com/ (Company)

Top Skills

Communication

Coaching

Healthcare Management

Certifications

GCP for Regulatory and Review Services Operations

Artificial Intelligence (AI) and Human Subject Protections

Staff Group 1

CITI Good Clinical Practice Course

Omar Partida

Executive Leader in Radiomics, AI-Powered Diagnostics & Molecular Imaging | Theranostics | Clinical Research | Global Commercialization & Strategic Advisor

Temecula, California, United States

Summary

Executive leader in Radiomics, Molecular Imaging, Theranostics, and AI-driven diagnostics with 25+ years advancing precision medicine and modernizing imaging pathways worldwide. I specialize in scaling PET/CT, PET/MR, Nuclear Medicine, AI integration, and global commercialization initiatives that improve outcomes and operational performance.

As Chief Development Officer at Koios Medical, I drive global commercialization of AI-powered diagnostics in breast and thyroid imaging—integrating Radiomics and precision-medicine tools proven to improve patient outcomes, reduce unnecessary procedures, detect more cancers earlier, and transform population health across diverse care settings.

My work also includes more than 20 years at RadNet, where I helped launch and operationalize PET/CT, PET/MR, Nuclear Medicine, and Molecular Imaging research programs, and led one of the largest international cancer-screening partnerships in the Middle East.

I'm passionate about mentoring and developing the next generation of imaging professionals, empowering them to elevate diagnostic precision and expand access to high-quality care.

Experience

Koios Medical

6 years 6 months

Chief Development Officer | International Business Development

March 2023 - Present (2 years 10 months)

New York, United States

Our mission is to offer radiologists the best possible tools to improve cancer diagnosis, provide a better healthcare experience at a lower cost, and enable physicians and patients to focus on healthy outcomes.

International Business Development Owl
July 2019 - Present (6 years 6 months)
New York, United States

Molecular iQ

Founder, CEO
May 2019 - Present (6 years 8 months)
Temecula

Our mission is to improve patients' lives by increasing the knowledge and utilization of Radiology, Nuclear Medicine, Molecular Imaging, radio-pharmaceuticals, and theranostics.

RadNet

19 years

Nuclear Medicine - PETCT - Research Consultant
June 2019 - Present (6 years 7 months)
Greater Los Angeles Area

Vice President Strategic International Development
2014 - May 2019 (5 years)

Director Of Clinical Operations
2011 - 2014 (3 years)

PET/CT Specialist
2006 - 2011 (5 years)

Strategic PET Solutions International LLC.

Founder, CEO
2010 - 2016 (6 years)
San Diego, California, United States

Strategic P.E.T. Solutions International is a limited liability corporation established in California for the purpose of providing imaging services in Latin America. SPSI has positioned itself to provide a much needed specialized imaging services in the State of Baja California, Mexico. SPSI installed the first Mobile PET scanner in Mexico and the first PET scanner in all northern Mexico. By initiating mobile PET we can minimize the risk associated with

the initial high cost of construction and provide solutions that leverage our expertise to insure success to joint venture fixed site developments.

Scripps Center for Integrative Medicine
Nuclear Medicine & PETCT
January 2004 - January 2006 (2 years 1 month)
La Jolla, California

UC San Diego Center For Molecular Imaging
Nuclear Medicine & Cyclotron Operator
January 2002 - January 2005 (3 years 1 month)
San Diego, California

Education

UCSD
Nuclear Medicine